UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Comtech Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89614K 10 6

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)
_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ren Investment International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,669,528
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,669,528
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jingwei (Jeffrey) Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,448,218
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 13,448,218
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,448,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 5 Pages

This Amendment No. 3 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005 and Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006, Ren Investment International Ltd., with respect to the shares of common stock, par value $0.01 per share, of Comtech Group, Inc., a Maryland corporation with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5. Interest in Securities of the Company.

(i)    The response to Item 5 is hereby amended by restating items (a) and (b) as follows:

(a) Ren Investment is the beneficial owner of an aggregate of 2,669,528 shares of Common Stock, representing approximately 8.10% of the total issued and outstanding shares of Common Stock of the Company. Mr. Kang in his capacity as sole director of Ren Investment is the beneficial owner of 2,669,528 shares of Common Stock, and in his capacity as a shareholder of Comtech Global Investment Ltd. (“Comtech Global”) is the beneficial owner of 10,537,024 shares of Common Stock. Mr. Kang is also the beneficial owner of 241,666 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(b) Ren Investment has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,669,528 shares of Common Stock beneficially owned by it. Mr. Kang has voting power and dispositive power over (i) the shares of Common Stock owned by Ren Investment International Ltd. in his capacity as the sole director of Ren Investment International Ltd. and (ii) the shares of Common Stock owned by Comtech Global in his capacity as a shareholder of Comtech Global.

(ii)    The response to Item 5 is hereby further amended by inserting the following language at the end of paragraph (c) thereof:

(c) Since the most recent filing of Schedule 13D by Ren Investment, on November 16, 2006, Ren Investment sold 500,000 shares of Common Stock in a broker transaction at $15.50 per share.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	Ren Investment International Ltd.

	By:	/s/ Jeffrey Kang
Name: Jingwei (Jeffrey) Kang
Title: Sole Director